UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21st floor
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under coverof Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item
1	Press Release entitled “Telefônica Brasil S.A. announces the Filing of its Annual Report on Form 20-F for the year ended December 31, 2011 with the United States Securities and Exchange Commission.”

TELEFÔNICA BRASIL S.A.

Announces the Filing of its Annual Report on Form 20-F with the United States Securities and Exchange Commission

April 20, 2012 (01 page)

For more information, contact:

Mr. Carlos Raimar Schoeninger
Telefônica Brasil S.A., São Paulo - Brazil
Tel.: (55-11) 7420-1172
Fax: (55-11) 7420-2247
E-mail:         ri.telefonicabr@telefonica.com.br
URL:           www.telefonica.com.br

(São Paulo – Brazil; April 20, 2012) – The management of Telefônica Brasil S.A. ((NYSE: VIV; BOVESPA: VIVT3.ON and VIVT4.PN) (“Telef Brasil” or the “Company”) hereby announces that on April 20, 2012, Telef Brasil filed its annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Annual Report”) with the Securities and Exchange Commission (the “SEC”). The 2011 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.telefonica.com.br/investidores. In addition, shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy within a reasonable period of time from Mr. Carlos Raimar Schoeninger in Telef Brasil’s Investor Relations Office at +55 (11) 7420-1172 or email: ri.telefonicabr@telefonica.com.br

Any further information or questions regarding the 2011 Annual Report may be obtained by contacting Mr. Schoeninger.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	April 20, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director